UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25
                 NOTIFICATION OF LATE FILING
                    (Check one):

    Form 10-K Form 20-F
    Form 11-K
    Form 10-Q Form 10-D
[X] Form N-SAR
    Form N-CSR
    For Period Ended: 11-30-08
    Transition Report on Form 10-K
    Transition Report on Form 20-F
    Transition Report on Form 11-K
    Transition Report on Form 10-Q
    Transition Report on Form N-SAR
    For the Transition Period Ended:

OMB APPROVAL
OMB Number: 3235-0058 Expires: April 30, 2009 Estimated
average burden hours per response . . . . . 2.50
SEC FILE NUMBER 811-21654
CUSIP NUMBER  72369J102

Read Instruction (on back page) Before Preparing Form.
Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
Full Name of Registrant
Pioneer Floating Rate Trust

Former Name if Applicable
Address of Principal Executive Office (Street and Number)
City,State and Zip Code
60 State Street
Boston Ma, 02109


PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
(a) [X]
The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b) [X]
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or
Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date;
or the subject quarterly report or transition report on Form 10-Q or subject distribution reporton Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)
The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.



PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently
SEC 1344 (05-06)
valid OMB control number.
(Attach extra Sheets if Needed)

INSERT TO FORM 12b-25


PART III - NARRATIVE

	The Trust has experienced delays in completing its audit process for the fiscal year ended November 30, 2008. The Trust is filing for the extension because the audit process could not be completed by the initial filing date of January 29, 2009 without unreasonable effort and expense. The extension will allow the Trust to complete its audit process, particularly with respect to one position that was identified during the audit process. This position, which was a short position on November 30, 2008, was subsequently closed out through a purchase transaction and is no longer held. Pursuant to Form 12b-25 and Rule 12b-25 under the Securities Exchange Act of 1934, as amended, the Trust intends to file its Form N-SAR as soon as practicable but no later than the expiration of the prescribed 15 calendar day period on February 13, 2009.

CIK 0001305767
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BUSDOCS:1278870.2
A/72829044.1

A/72829044.1

PART IV - OTHER INFORMATION
(1)
Name and telephone number of person to contact in regard to this notification

(Christopher Frazier)	 (617) (422-4489)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section
30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).[X] Yes [ ] No



(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? [ ] Yes [X] No If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


(Name of Registrant as Specified in Charter)
Pioneer Floating Rate Trust

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  January 29, 2009                By: /s/ Mark E. Bradley
                                            -----------------------------
                                            Mark E. Bradley
                                            Treasurer,
                                            Pioneer Floating Rate Trust

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative
(other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


GENERAL INSTRUCTIONS
1.
This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities
Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.
A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.
Amendments to the notifications must also be filed on Form
12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (section 232.201 or section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (section 232.13(b) of this chapter).


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